UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

June 1, 2015

Mizuho Financial Group, Inc.

Filing of Corporate Governance Report

Mizuho Financial Group, Inc. (Yasuhiro Sato, President and CEO) today filed our Corporate Governance Report with the Tokyo Stock Exchange. This report describes our actions in response to the Corporate Governance Code.

Mizuho is the leading Japanese financial services group with a global presence. We believe that establishing sound corporate governance is important to fulfill our social role and mission by giving due regard to creating value for our diverse stakeholders, realizing continuous and stable growth in corporate value, and contributing to internal and external economic and industrial development and prosperity of society.

Before becoming a Company with Three Committees (referred to as a Company with Committees prior to enforcement of amendments to the Companies Act) in June 2014, we enacted and announced our Corporate Governance Guidelines in May 2014. These guidelines set out the basic policy, framework, and governing policies of Mizuho’s corporate governance system, which highlights some of our various efforts to enhance corporate governance.

The Corporate Governance Code was established recently by the Tokyo Stock Exchange. It aims to realize growth-oriented governance by promoting timely and decisive decision-making based upon transparent and fair decision-making through the fulfillment of companies’ accountability in responsibilities to various stakeholders including shareholders. This notion is consistent with our efforts to implement corporate governance.

After considering each principle of the code based on its intent and spirit, Mizuho has decided to comply with all of the principles.

The report that we filed today discloses our policy regarding cross-holdings of shares of other listed companies and our standards for the exercise of voting rights associated with cross-shareholdings. Mizuho Financial Group, Inc. and our core subsidiaries (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.) set out our basic policy in the report. This policy states that unless we consider these holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding corporate governance and the potential impact on our financial position associated with stock market volatility risk. Our considerations of whether such holdings are meaningful will include perspectives such as growth potential, outlook, or revitalization as well as the results of studies on present and future economic feasibility and profitability. Further, we will actively exercise voting rights through constructive dialogue with our customers.

In accordance with our policy regarding cross-holdings and standards for the exercise of voting rights, we will continue to improve the corporate value of both Mizuho and our customers over the medium to long term through constructive dialogue with our customers based on relationships of trust and the exercise of voting rights.

Exhibit

Policy Regarding Cross-holdings of Shares of Other Listed Companies

•	As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group, Inc. and our core subsidiaries* will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding corporate governance and the potential impact on our financial position associated with stock market volatility risk.

•	We consider cross-shareholdings to be meaningful if they contribute to maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook, or revitalization perspectives or as a result of studies on present and future economic feasibility and profitability.

•	We will regularly and continually examine whether shares held as cross-holdings are meaningful, and we will dispose of holdings we determine deficient in meaning with due regard to the impact on the market and other matters. We will continue to hold shares that we consider to be meaningful.

Standards Regarding the Exercise of Voting Rights Associated with Cross-shareholdings

•	Mizuho Financial Group, Inc. and our core subsidiaries will exercise voting rights after comprehensive consideration of whether an issuing company has established effective corporate governance and is making appropriate decisions to improve its corporate value over the medium to long term. We will also consider any impact to our own corporate value. Further, if we are unable to agree on proposals made by issuing companies, we may consider disposing of our share holdings.

•	We will consider specific proposals through dialogue with the issuing companies and studies conducted by our own specialized divisions. Especially when proposals could affect corporate value or shareholder interests**, we will decide on the exercise of voting rights after comprehensive consideration of the purposes of the proposals and the issuing company’s approach to improving corporate value.

*:	Core subsidiaries are Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.
**:	Examples include the following:

Proposals to elect directors and auditors and grant retirement benefits when an issuing company has posted a loss or paid no dividends for a certain period of time.

Proposals for reorganization through merger, etc.

Proposals for anti-takeover measures.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel: 81-3-5224-2026